UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
INFORMATION STATEMENT TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1 (b) (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2 (b)
(Amendment No. 1)*
Triumph Group, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
896818101
(CUSIP Number)
DBD Investors V, L.L.C.
c/o The Carlyle Group
Attention: Jeffrey W. Ferguson
1001 Pennsylvania Avenue NW
Suite 220 South
Washington, DC 20004
(202) 729-5626
Copy to:
Daniel T. Lennon, Esq.
Latham & Watkins LLP
555 Eleventh Street NW
Suite 1000
Washington, DC 20004-1304
(202) 637-2200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 25, 2011
(Date of Event which Requires filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS DBD Investors V Holdings, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,326,218

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,326,218

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,326,218

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.6%(1)

14	TYPE OF REPORTING PERSON

	OO (Limited Liability Company)
(1) Based on 24,517,850 shares of common stock (“Shares”) of Triumph Group, Inc., a Delaware corporation (“Triumph“ or the “Issuer”) outstanding on May 9, 2010.

1	NAMES OF REPORTING PERSONS DBD Investors V, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,326,218

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,326,218

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,326,218

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.6%

14	TYPE OF REPORTING PERSON

	OO (Limited Liability Company)

1	NAMES OF REPORTING PERSONS TCG Holdings II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,326,218

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,326,218

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,326,218

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.6%

14	TYPE OF REPORTING PERSON

	PN

1	NAMES OF REPORTING PERSONS TC Group Investment Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,326,218

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,326,218

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,326,218

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.6%

14	TYPE OF REPORTING PERSON

	PN

1	NAMES OF REPORTING PERSONS TC Group III, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,326,218

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,326,218

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,326,218

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.6%

14	TYPE OF REPORTING PERSON

	OO (Limited Liability Company)

1	NAMES OF REPORTING PERSONS TC Group III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,326,218

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,326,218

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,326,218

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.6%

14	TYPE OF REPORTING PERSON

	PN

1	NAMES OF REPORTING PERSONS Carlyle Partners III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,227,406

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,227,406

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,227,406

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.2%

14	TYPE OF REPORTING PERSON

	PN

1	NAMES OF REPORTING PERSONS CP III Coinvestment, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		98,812

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		98,812

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	98,812

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.4%

14	TYPE OF REPORTING PERSON

	PN

9

1	NAMES OF REPORTING PERSONS TCG Holdings, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,506,840

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,506,840

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,506,840

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.1%

14	TYPE OF REPORTING PERSON

	OO (Limited Liability Company)

1	NAMES OF REPORTING PERSONS TC Group, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,506,840

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,506,840

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,506,840

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.1%

14	TYPE OF REPORTING PERSON

	OO (Limited Liability Company)

1	NAMES OF REPORTING PERSONS TC Group II, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		896,205

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		896,205

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	896,205

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.7%

14	TYPE OF REPORTING PERSON

	OO (Limited Liability Company)

1	NAMES OF REPORTING PERSONS Carlyle Partners II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		422,136

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		422,136

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	422,136

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.7%

14	TYPE OF REPORTING PERSON

	PN

1	NAMES OF REPORTING PERSONS Carlyle International Partners II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		355,541

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		355,541

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	355,541

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.5%

14	TYPE OF REPORTING PERSON

	PN (Cayman Islands Exempt Limited Partnership)

1	NAMES OF REPORTING PERSONS State Board of Administration of Florida

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Florida

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		164,009

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		164,009

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	164,009

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.7%

14	TYPE OF REPORTING PERSON

	OO

1	NAMES OF REPORTING PERSONS Carlyle-Aerostructures Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		131,812

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		131,812

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	131,812

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.5%

14	TYPE OF REPORTING PERSON

	PN

1	NAMES OF REPORTING PERSONS CHYP Holdings, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		119,838

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		119,838

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	119,838

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.5%

14	TYPE OF REPORTING PERSON

	OO (Limited Liability Company)

1	NAMES OF REPORTING PERSONS Carlyle-Aerostructures Partners II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		100,966

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		100,966

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	100,966

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.4%

14	TYPE OF REPORTING PERSON

	PN

1	NAMES OF REPORTING PERSONS C/S International Partners

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		80,166

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		80,166

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	80,166

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.3%

14	TYPE OF REPORTING PERSON

	PN (Cayman Islands Exempt Limited Partnership)

1	NAMES OF REPORTING PERSONS Carlyle-Aerostructures International Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		52,328

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		52,328

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	52,328

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.2%

14	TYPE OF REPORTING PERSON

	PN (Cayman Islands Exempt Limited Partnership)

1	NAMES OF REPORTING PERSONS Carlyle-Contour Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		22,911

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		22,911

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	22,911

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.1%

14	TYPE OF REPORTING PERSON

	PN

1	NAMES OF REPORTING PERSONS Carlyle SBC Partners II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		19,240

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		19,240

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	19,240

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.1%

14	TYPE OF REPORTING PERSON

	PN

1	NAMES OF REPORTING PERSONS Carlyle International Partners III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		19,122

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		19,122

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	19,122

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.1%

14	TYPE OF REPORTING PERSON

	PN (Cayman Islands Exempt Limited Partnership)

1	NAMES OF REPORTING PERSONS Carlyle-Aerostructures Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,089

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		13,089

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	13,089

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.1%

14	TYPE OF REPORTING PERSON

	PN

1	NAMES OF REPORTING PERSONS Carlyle-Contour International Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,273

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,273

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,273

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON

	PN (Cayman Islands Exempt Limited Partnership)

1	NAMES OF REPORTING PERSONS Carlyle Investment Group, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		409

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		409

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	409

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON

	PN

Explanatory Note
This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on June 8, 2009 (the “Statement”), as follows:
ITEM 2. Identity and Background
Item 2 of the Statement is amended and restated in its entirety by inserting the following information:
     This statement is being filed by the following persons, (each is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”):
DBD Investors V Holdings, L.L.C, a Delaware limited liability company,
DBD Investors V, L.L.C, a Delaware limited liability company,
TCG Holdings II, L.P., a Delaware limited partnership,
TC Group Investment Holdings, L.P., a Delaware limited partnership,
TC Group III, L.L.C., a Delaware limited liability company,
TC Group III, L.P., a Delaware limited partnership,
Carlyle Partners III, L.P., a Delaware limited partnership,
CP III Coinvestment, L.P., a Delaware limited partnership,
TCG Holdings, L.L.C., a Delaware limited liability company,
TC Group, L.L.C., a Delaware limited liability company,
TC Group II, L.L.C., a Delaware limited liability company,
Carlyle Partners II, L.P., a Delaware limited partnership,
Carlyle International Partners II, L.P., a Cayman Islands exempt limited partnership,
State Board of Administration of Florida, an agency of the Florida state government,
Carlyle-Aerostructures Partners, L.P., a Delaware limited partnership,
CHYP Holdings, L.L.C., a Delaware limited liability company,
Carlyle-Aerostructures Partners II, L.P., a Delaware limited partnership,
C/S International Partners, a Cayman Islands exempt limited partnership,
Carlyle-Aerostructures International Partners, L.P., a Cayman Islands exempt limited partnership,
Carlyle-Contour Partners, L.P., a Delaware limited partnership,
Carlyle SBC Partners II, L.P., a Delaware limited partnership,
Carlyle International Partners III, L.P., a Cayman Islands exempt limited partnership,
Carlyle-Aerostructures Management, L.P., a Delaware limited partnership,
Carlyle-Contour International Partners, L.P., a Cayman Islands exempt limited partnership, and
Carlyle Investment Group, L.P., a Delaware limited partnership.

     The business address for each of DBD Investors V Holdings, L.L.C, DBD Investors V, L.L.C, TCG Holdings II, L.P., TC Group Investment Holdings, L.P., TC Group III, L.L.C., TC Group III, L.P., Carlyle Partners III, L.P., CP III Coinvestment, L.P., TCG Holdings, L.L.C., TC Group, L.L.C., TC Group II, L.L.C., Carlyle Partners II, L.P., Carlyle-Aerostructures Partners, L.P., CHYP Holdings, L.L.C., Carlyle-Aerostructures Partners II, L.P., Carlyle-Contour Partners, L.P., Carlyle SBC Partners II, L.P., Carlyle-Aerostructures Management, L.P., Carlyle Investment Group, L.P. and the State Board of Administration of Florida is c/o The Carlyle Group, 1001 Pennsylvania Ave. NW, Suite 220 South, Washington, DC 20004-2505. The telephone number is 202-729-5626.
     The business address for each of Carlyle International Partners II, L.P., C/S International Partners, Carlyle-Aerostructures International Partners, L.P., Carlyle International Partners III, L.P., and Carlyle-Contour International Partners, L.P. is c/o Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9001, Cayman Islands. The telephone number is +1-345-949-0100.
     Carlyle Partners III, L.P. and CP III Coinvestment, L.P. are each private investment funds. Investment discretion and control over the Shares held by each of these funds is exercised by DBD Investors V Holdings, L.L.C. through its indirect subsidiary, TC Group III, L.P., which is the sole general partner of each of these funds. DBD Investors V Holdings, L.L.C. is the managing member of DBD Investors V, L.L.C. DBD Investors V, L.L.C. is the general partner of TCG Holdings II, L.P. TCG Holdings II, L.P. is the sole general partner of TC Group Investment Holdings, L.P. TC Group Investment Holdings, L.P. is the managing member of TC Group III, L.L.C. TC Group III, L.L.C. is the sole general partner of TC Group III, L.P. DBD Investors V Holdings, L.L.C. is managed by a three-person managing board, and all board action relating to the voting or disposition of these Shares requires approval of a majority of the board. William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein, as the managing members of DBD Investors V Holdings, L.L.C., may be deemed to share beneficial ownership of the Shares beneficially owned by DBD Investors V Holdings, L.L.C. Such persons disclaim such beneficial ownership.
     Carlyle Partners II, L.P., Carlyle International Partners II, L.P., C/S International Partners, Carlyle SBC Partners II, L.P. and Carlyle International Partners III, L.P. are each private investment funds. Investment discretion and control over the Shares held by each of these funds is exercised by TCG Holdings, L.L.C. through its indirect subsidiary, TC Group II, L.L.C., which is the sole general partner of each of these funds. TCG Holdings, L.L.C. is the managing member of TC Group, L.L.C., which is the sole member of TC Group II, L.L.C.
     CHYP Holdings, L.L.C. is a private investment fund. Investment discretion and control over the Shares held by the fund is exercised by TCG Holdings, L.L.C. through its indirect subsidiary, Carlyle High Yield Partners, L.P. Carlyle High Yield Partners, L.P. is the sole member of CHYP Holdings, L.L.C. TCG Holdings, L.L.C. is the managing member of TC Group, L.L.C., which is the sole member of TCG High Yield Holdings, L.L.C., which is the sole member of TCG High Yield, L.L.C., which is the sole general partner of Carlyle High Yield Partners, L.P.
     Carlyle-Aerostructures Partners, L.P., Carlyle-Aerostructures Partners II, L.P., Carlyle-Aerostructures International Partners, L.P., Carlyle-Contour Partners, L.P., Carlyle-Aerostructures Management, L.P., Carlyle-Contour International Partners, L.P. and Carlyle Investment Group, L.P. are each private investment funds. Investment discretion and control over the Shares held by each of these funds is exercised by TCG Holdings, L.L.C., which is the managing member of TC Group, L.L.C., which is the sole general partner of each of these funds.

     The State Board of Administration of Florida is an agency of the Florida state government that provides a variety of investment services to various Florida governmental entities. TC Group, L.L.C. serves as the managing member of the investment manager for the State Board of Administration of Florida. TCG Holdings, L.L.C. is the managing member of TC Group, L.L.C.
     TCG Holdings, L.L.C. is managed by a three-person managing board, and all board action relating to the voting or disposition of the Shares requires approval of a majority of the board. William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein, as the managing members of TCG Holdings, L.L.C., may be deemed to share beneficial ownership of the Shares beneficially owned by TCG Holdings, L.L.C. Such persons disclaim such beneficial ownership.
     To the knowledge of the Reporting Persons, the name, business address, citizenship, and principal occupation or employment of each director and officer of each of the Reporting Persons, and any other information concerning the Reporting Persons and other persons and entities as to which such information is required to be disclosed in response to General Instruction C to Schedule 13D are set forth in Schedule A and incorporated herein by this reference.
     The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.
     During the past five years, none of the Reporting Persons (or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 4. Purpose of Transaction
Item 4 of the Statement is amended by inserting the following information:
     On May 25, 2011, the Reporting Persons sold 2,500,000 Shares to Deutsche Bank Securities Inc. (the “Underwriter”) at a price of $92.75 per Share, in a registered offering (the “Secondary Offering”) pursuant to an Underwriting Agreement, dated as of May 19, 2011 (the “Underwriting Agreement”), by and among the Issuer, the Selling Stockholders (as defined in the Underwriting Agreement) and the Underwriter.
     Under the Underwriting Agreement, the Selling Stockholders have agreed with the Underwriter, subject to certain exceptions, not to dispose of or hedge any Shares or securities convertible into or exchangeable for Shares during the period from March 28, 2011 continuing through and including the date 60 days after May 17, 2011, except with the prior written consent of the Underwriter (such period, the “restricted period”). The restricted period will be automatically extended if: (1) during the last 17 days of the 60-day restricted period the Issuer issues an earnings release or material news or a material event relating to the Issuer occurs or (2) prior to the expiration of the 60-day restricted period, the Issuer announces that it will issue an earnings release or becomes aware that material news or a material event will occur during the 16-day period beginning on the last day of the 60-day restricted period.
     The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is filed as Exhibit 7 hereto and is incorporated herein by reference.
     Except as described in this Item 4 and Item 6 of this Schedule 13D which are incorporated herein by reference, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be reported herein.

ITEM 5. Interest in Securities of the Issuer
Item 5 of the Statement is amended and restated in its entirety by inserting the following information:
(a) – (b)
     The following table sets forth the aggregate number and percentage of Shares beneficially owned by each of the Reporting Persons, as well as the number of Shares as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof.

					Sole	Shared
					power to	power to
			Sole	Shared	dispose or	dispose or
			power to	power to	to direct	to direct
	Amount		vote or	vote or to	the	the
	beneficially	Percent	direct the	direct the	disposition	disposition
Reporting Person	owned	of class(a)	vote	vote	of	of
DBD Investors V Holdings, L.L.C.	3,326,218	13.6%	0	3,326,218	0	3,326,218
DBD Investors V, L.L.C.	3,326,218	13.6%	0	3,326,218	0	3,326,218
TCG Holdings II, L.P.	3,326,218	13.6%	0	3,326,218	0	3,326,218
TC Group Investment Holdings, L.P.	3,326,218	13.6%	0	3,326,218	0	3,326,218
TC Group III, L.L.C.	3,326,218	13.6%	0	3,326,218	0	3,326,218
TC Group III, L.P.	3,326,218	13.6%	0	3,326,218	0	3,326,218
Carlyle Partners III, L.P.	3,227,406	13.2%	0	3,227,406	0	3,227,406
CP III Coinvestment, L.P.	98,812	0.4%	0	98,812	0	98,812
TCG Holdings, L.L.C.	1,506,840	6.1%	0	1,506,840	0	1,506,840
TC Group, L.L.C.	1,506,840	6.1%	0	1,506,840	0	1,506,840
TC Group II, L.L.C.	896,205	3.7%	0	896,205	0	896,205
Carlyle Partners II, L.P.	422,136	1.7%	0	422,136	0	422,136
Carlyle International Partners II, L.P.	355,541	1.5%	0	355,541	0	355,541
State Board of Administration of Florida	164,009	0.7%	0	164,009	0	164,009
Carlyle-Aerostructures Partners, L.P.	131,812	0.5%	0	131,812	0	131,812
CHYP Holdings, L.L.C.	119,838	0.5%	0	119,838	0	119,838
Carlyle-Aerostructures Partners II, L.P.	100,966	0.4%	0	100,966	0	100,966
C/S International Partners	80,166	0.3%	0	80,166	0	80,166
Carlyle-Aerostructures International Partners, L.P.	52,328	0.2%	0	52,328	0	52,328
Carlyle-Contour Partners, L.P.	22,911	0.1%	0	22,911	0	22,911
Carlyle SBC Partners II, L.P.	19,240	0.1%	0	19,240	0	19,240
Carlyle International Partners III, L.P.	19,122	0.1%	0	19,122	0	19,122
Carlyle-Aerostructures Management, L.P.	13,089	0.1%	0	13,089	0	13,089
Carlyle-Contour International Partners, L.P.	5,273	0.0%	0	5,273	0	5,273
Carlyle Investment Group, L.P.	409	0.0%	0	409	0	409

(a)	Based on 24,517,850 Shares outstanding on May 9, 2011.
     Carlyle Partners III, L.P. and CP III Coinvestment, L.P. are the record owners of 3,227,406 Shares and 98,812 Shares, respectively. Investment discretion and control over the Shares held by each of these funds is exercised by DBD Investors V Holdings, L.L.C. through its indirect subsidiary, TC Group III, L.P., which is the sole general partner of each of these funds. DBD Investors V Holdings, L.L.C. is the managing member of DBD Investors V, L.L.C. DBD Investors V, L.L.C. is the general partner of TCG Holdings II, L.P. TCG Holdings II, L.P. is the sole general partner of TC Group Investment Holdings, L.P. TC Group Investment Holdings, L.P. is the managing member of TC Group III, L.L.C. TC Group III, L.L.C. is the sole general partner of TC Group III, L.P. DBD Investors V Holdings, L.L.C. is managed by a three-person managing board, and all board action relating to the voting or disposition of these Shares requires approval of a majority of the board. William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein, as the managing members of DBD Investors V Holdings, L.L.C., may be deemed to share beneficial ownership of the Shares beneficially owned by DBD Investors V Holdings, L.L.C. Such persons disclaim such beneficial ownership.

     Carlyle Partners II, L.P., Carlyle International Partners II, L.P., C/S International Partners, Carlyle SBC Partners II, L.P. and Carlyle International Partners III, L.P. are the record owners of 422,136 Shares, 355,541 Shares, 80,166 Shares, 19,240 Shares, and 19,122 Shares, respectively. Investment discretion and control over the Shares held by each of these funds is exercised by TCG Holdings, L.L.C. through its indirect subsidiary, TC Group II, L.L.C., which is the sole general partner of each of these funds. TCG Holdings, L.L.C. is the managing member of TC Group, L.L.C., which is the sole member of TC Group II, L.L.C.
     CHYP Holdings, L.L.C. is the record holder of 119,838 Shares. Investment discretion and control over the Shares held by the fund is exercised by TCG Holdings, L.L.C. through its indirect subsidiary, Carlyle High Yield Partners, L.P. Carlyle High Yield Partners, L.P. is the sole member of CHYP Holdings, L.L.C. TCG Holdings, L.L.C. is the managing member of TC Group, L.L.C., which is the sole member of TCG High Yield Holdings, L.L.C., which is the sole member of TCG High Yield, L.L.C., which is the general partner of Carlyle High Yield Partners, L.P.
     Carlyle-Aerostructures Partners, L.P., Carlyle-Aerostructures Partners II, L.P., Carlyle-Aerostructures International Partners, L.P., Carlyle-Contour Partners, L.P., Carlyle-Aerostructures Management, L.P., Carlyle-Contour International Partners, L.P., and Carlyle Investment Group, L.P. are the record owners of 131,812 Shares, 100,966 Shares, 52,328 Shares, 22,911 Shares, 13,089 Shares, 5,273 Shares and 409 Shares, respectively. Investment discretion and control over the Shares held by each of these funds is exercised by TCG Holdings, L.L.C., which is the managing member of TC Group, L.L.C., which is the sole general partner of each of these funds.
     The State Board of Administration of Florida is the record holder of 164,009 Shares. TC Group, L.L.C. serves as the managing member of the investment manager for the State Board of Administration of Florida. TCG Holdings, L.L.C., is the managing member of TC Group, L.L.C.
     TCG Holdings, L.L.C. is managed by a three-person managing board, and all board action relating to the voting or disposition of the Shares requires approval of a majority of the board. William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein, as the managing members of TCG Holdings, L.L.C., may be deemed to share beneficial ownership of the Shares beneficially owned by TCG Holdings, L.L.C. Such persons disclaim such beneficial ownership.
ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 6 of the Statement is amended by inserting the following information:
     The information set forth in Item 4 above is hereby incorporated by reference in response to Item 6.

ITEM 7. Materials to be Filed as Exhibits

Exhibit
Number	Description
1	Joint Filing Agreement, dated May 27, 2011, by and among the Reporting Persons.

3	Underwriting Agreement, dated as of May 29, 2011, by and among Triumph Group, Inc., the Selling Stockholders (as defined in the Underwriting Agreement) and Deutsche Bank Securities Inc., with respect to the sale by the Selling Stockholders, and the purchase by the Underwriter of 2,500,000 Shares (incorporated by reference to Exhibit 1.1 to the Current Report filed by Triumph Group, Inc. on Form 8-K on May 24, 2011).

24	Power of Attorney.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 27, 2011

DBD Investors V Holdings, L.L.C.

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	David M. Rubenstein
Title:	Managing Director

DBD Investors V, L.L.C.

By: DBD Investors V Holdings, L.L.C., as its managing member

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	David M. Rubenstein
Title:	Managing Director

TCG Holdings II, L.P.

By: DBD Investors V, L.L.C., as its general partner
By: DBD Investors V Holdings, L.L.C., as its managing member

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	David M. Rubenstein
Title:	Managing Director

TC Group Investment Holdings, L.P.

By: TCG Holdings II, L.P., as its general partner
By: DBD Investors V, L.L.C., as its general partner
By: DBD Investors V Holdings, L.L.C., as its managing member

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	David M. Rubenstein
Title:	Managing Director

TC Group III, L.L.C.

By: TC Group Investment Holdings, L.P., as its managing member
By: TCG Holdings II, L.P., as its general partner
By: DBD Investors V, L.L.C., as its general partner
By: DBD Investors V Holdings, L.L.C., as its managing member

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	David M. Rubenstein
Title:	Managing Director

TC Group III, L.P.

By: TC Group III, L.L.C., as its general partner
By: TC Group Investment Holdings, L.P., as its managing member
By: TCG Holdings II, L.P., as its general partner
By: DBD Investors V, L.L.C., as its general partner
By: DBD Investors V Holdings, L.L.C., as its managing member

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	David M. Rubenstein
Title:	Managing Director

Carlyle Partners III, L.P.

By: TC Group III, L.P., as its general partner
By: TC Group III, L.L.C., as its general partner
By: TC Group Investment Holdings, L.P., as its managing member
By: TCG Holdings II, L.P., as its general partner
By: DBD Investors V, L.L.C., as its general partner
By: DBD Investors V Holdings, L.L.C., as its managing member

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	David M. Rubenstein
Title:	Managing Director

CP III Coinvestment, L.P.

By: TC Group III, L.P., as its general partner
By: TC Group III, L.L.C., as its general partner
By: TC Group Investment Holdings, L.P., as its managing member
By: TCG Holdings II, L.P., as its general partner
By: DBD Investors V, L.L.C., as its general partner
By: DBD Investors V Holdings, L.L.C., as its managing member

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	David M. Rubenstein
Title:	Managing Director

TCG Holdings, L.L.C.

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	David M. Rubenstein
Title:	Managing Director

TC Group, L.L.C.

By: TCG Holdings, L.L.C., as its managing member

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	David M. Rubenstein
Title:	Managing Director

TC Group II, L.L.C.

By: TC Group, L.L.C., its sole member
By: TCG Holdings, L.L.C., its managing member

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	David M. Rubenstein
Title:	Managing Director

Carlyle Partners II, L.P.

By: TC Group II, L.L.C., its general partner
By: TC Group, L.L.C., its sole member
By: TCG Holdings, L.L.C., its managing member

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	David M. Rubenstein
Title:	Managing Director

Carlyle International Partners II, L.P.

By: TC Group II, L.L.C., its general partner
By: TC Group, L.L.C., its sole member
By: TCG Holdings, L.L.C., its managing member

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	David M. Rubenstein
Title:	Managing Director

State Board of Administration of Florida

Separate account maintained pursuant to an Investment Management Agreements dated as of September 6, 1996 between the State Board of Administration of Florida, Carlyle Investment Group, L.P. and Carlyle Investment Management L.L.C.

By: Carlyle Investment Management L.L.C., as investment manager
By: TC Group, L.L.C., its managing member
By: TCG Holdings, L.L.C., its managing member

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	David M. Rubenstein
Title:	Managing Director

Carlyle-Aerostructures Partners, L.P.

By: TC Group, L.L.C., its general partner
By: TCG Holdings, L.L.C., its managing member

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	David M. Rubenstein
Title:	Managing Director

CHYP Holdings, L.L.C.

By: Carlyle High Yield Partners, L.P., its sole member
By: TCG High Yield, L.L.C., its general partner
By: TCG High Yield Holdings, L.L.C., its sole member
By: TC Group, L.L.C., its sole member
By: TCG Holdings, L.L.C., its managing member

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	David M. Rubenstein
Title:	Managing Director

Carlyle-Aerostructures Partners II, L.P.

By: TC Group, L.L.C., its general partner
By: TCG Holdings, L.L.C., its managing member

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	David M. Rubenstein
Title:	Managing Director

C/S International Partners

By: TC Group II, L.L.C., its general partner
By: TC Group, L.L.C., its sole member
By: TCG Holdings, L.L.C., its managing member

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	David M. Rubenstein
Title:	Managing Director

Carlyle-Aerostructures International Partners, L.P.

By: TC Group, L.L.C., its general partner
By: TCG Holdings, L.L.C., its managing member

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	David M. Rubenstein
Title:	Managing Director

Carlyle-Contour Partners, L.P.

By: TC Group, L.L.C., its general partner
By: TCG Holdings, L.L.C., its managing member

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	David M. Rubenstein
Title:	Managing Director

Carlyle SBC Partners II, L.P.

By: TC Group II, L.L.C., its general partner
By: TC Group, L.L.C., its sole member
By: TCG Holdings, L.L.C., its managing member

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	David M. Rubenstein
Title:	Managing Director

Carlyle International Partners III, L.P.

By: TC Group II, L.L.C., its general partner
By: TC Group, L.L.C., its sole member
By: TCG Holdings, L.L.C., its managing member

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	David M. Rubenstein
Title:	Managing Director

Carlyle-Aerostructures Management, L.P.

By: TC Group, L.L.C., its general partner
By: TCG Holdings, L.L.C., its managing member

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	David M. Rubenstein
Title:	Managing Director

Carlyle-Contour International Partners, L.P.

By: TC Group, L.L.C., its general partner
By: TCG Holdings, L.L.C., its managing member

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	David M. Rubenstein
Title:	Managing Director

Carlyle Investment Group, L.P.

By: TC Group, L.L.C., its general partner
By: TCG Holdings, L.L.C., its managing member

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	David M. Rubenstein
Title:	Managing Director

Schedule A

Name	Title/Principal Occupation or Employment	Citizenship
William E. Conway, Jr.	Mr. Conway is a managing member of TCG Holdings, L.L.C. and DBD Investors V Holdings, L.L.C. Mr. Conway is a Founder of The Carlyle Group.	United States of America

Daniel A. D’Aniello	Mr. D’Aniello is a managing member of TCG Holdings, L.L.C. and DBD Investors V Holdings, L.L.C. Mr. D’Aniello is a Founder of The Carlyle Group.	United States of America

David M. Rubenstein	Mr. Rubenstein is a managing member of TCG Holdings, L.L.C. and DBD Investors V Holdings, L.L.C. Mr. Rubenstein is a Founder of The Carlyle Group.	United States of America